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UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43143

PROCESSING
RECEIVED
JAN 16 2002
SEC MAIL
SECTION
167

U.S. POST OFFICE DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section [17 of] the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morrison Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 W. Roosevelt Rd. Suite C2
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Morrison — 630-752-1155
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slupik & Associates, Ltd. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

1700 Park Street, Suite 202	Naperville	IL	60563
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


"OFFICIAL SEAL"
Alice A. Richards
Notary Public, State of Illinois
My Commission Expires 7/14/2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRISON INVESTMENTS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

SLUPIK AND ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

MORRISON INVESTMENTS, INC.

TABLE OF CONTENTS

SLUPIK AND ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

1700 PARK STREET, SUITE 202, NAPERVILLE, IL 60563
PHONE (630) 357-0096 FAX (630) 357-0592

Independent Auditor's Report

The Board of Directors
MORRISON INVESTMENTS, INC.
Wheaton, Illinois

We have audited the accompanying statement of financial position of Morrison Investments, Inc. (an Illinois Corporation) as of September 30, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 12, 2001

Slupik and Associates, Ltd.

MORRISON INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS	Allowable	Non-allowable	Total
Current Assets			
Cash and cash equivalents	$ 25,437	$ -	$ 25,437
Investments at market (Note 2)	23,395	3,300	26,695
Accounts receivable	7,364	-	7,364
Total Current Assets	56,196	3,300	59,496
Other Assets			
Deposits	-	2,483	2,483
Total Other Assets	-	2,483	2,483
TOTAL ASSETS	$ 56,196	$ 5,783	$ 61,979

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 2,043
Accrued income taxes	474
Total Current Liabilities	2,517
Total Liabilities	2,517
Stockholder's Equity	
Capital stock	
No par value; at stated value:	
Authorized - 1,000 shares,	
issued and outstanding 1,000 shares	10,000
Paid in capital	3,955
Retained earnings	45,507
Total Stockholder's Equity	59,462
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 61,979

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2001

Revenues	
Commissions	$ 139,183
Trading and monitoring fee income	178,421
Interest, dividends & capital gains	2,467
Unrealized loss on firm securities investment account	(4,795)
Other income	2,607
Total revenues	317,883
Expenses	
Regulatory fees and expenses	1,055
Other operating expenses:	
General and administrative costs	233,000
Officer salaries	48,000
Pension plan expense	9,000
Signature guarantee expense	295
Professional fees	1,345
Insurance	616
Other	-
Total expenses	293,311
Income before income taxes	24,572
Income taxes (Note 3)	474
Net Income	$ 24,098

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2001

Beginning balance, October 1, 2000	$ 60,364
Net income for the year	24,098
Distributions to stockholder	(25,000)
Ending balance, September 30, 2001	$ 59,462

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2001

Balance, September 30, 2000	$ -
Increase	-
Decrease	-
Balance, September 30, 2001	$ -

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 24,098
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	3,140
Investments	2,327
Other assets	269
Accounts payable	893
Accrued income taxes	8
Total adjustments	6,637
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,735
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	12,500
Purchase of investments	(12,500)
NET CASH (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(25,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(25,000)
INCREASE IN CASH AND CASH EQUIVALENTS	5,735
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,702
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,437
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	-
Income taxes	$ 466

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business
Morrison Investments, Inc. was incorporated in the State of Illinois in August, 1990. The Company is registered as a broker dealer and provides various financial services commensurate therewith. As a broker dealer, the Company is subject to the minimum net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission and is exempt from Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk
The Company places its cash equivalents with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution at any given time may exceed these limits. Cash in banks, based on bank balances at September 30, 2001, did not exceed federally insured prescribed limits.

Accrual Basis
The accompanying statement of financial condition has been prepared on the accrual basis.

Investments
In accordance with specialized industry practices, unrealized gains and losses are recognized on the investments held by the Company.

Related Party
The Company shares office and administrative costs with a related party company known as Morrison Financial Services, Ltd. Morrison Investments, Inc. share of the general and administrative cost was $233,000 and its share of salaries was $48,000 in the current fiscal year. Morrison Financial Services, Ltd. also maintains a combination Money Purchase Plan. Morrison Investment Services, Ltd. owed Morrison Financial Services, Inc. $743 at September 30, 2001.

NOTE 2 – INVESTMENTS

At September 30, 2001, the investments held had a market value of $26,695, which represents an decrease of $2,327 from the prior year after accounting for reinvested dividends and realized capital gains.

Following is a summary of investments at September 30, 2001:

Mutual Funds	$23,395
Nasdaq Stock Warrants	3,300
	$26,695

NOTE 3 - INCOME TAXES

In accordance with an election under Subchapter S of the Internal Revenue Code, the income for tax purposes is separately reportable on the individual income tax return of the Company's sole shareholder. Therefore, no provision for federal income taxes is reflected in these financial statements. The current provision represents the statutory provision for state income taxes, where the Subchapter S election does not apply. For federal income tax purposes, had the Company been a regular C Corporation, the federal statutory provision would have been $4,814.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $50,170 which was $45,170 in excess of its required net capital of $5,000. The Company's net capital ratio was 5 to 1.

SUPPLEMENTARY INFORMATION

MORRISON INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2001

Total ownership equity from statement of financial condition	$ 59,462
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	59,462
Add liabilities subordinated to claims of general creditors allowable in computation of net capital and other allowable credits	-
Total capital and allowable subordinated liabilities	59,462
Deduct nonallowable assets from statement of financial condition	5,783
Net capital before haircuts on securities positions	53,679
Haircuts on securities	3,509
Net capital	$ 50,170

COMPUTATION OF BASIC CAPITAL REQUIREMENT
SEPTEMBER 30, 2001

Minium net capital required (6 2/3% of aggregate indebtedness)	$ 168
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital as in above computation	50,170
Excess net capital	$ 45,170
Excess net capital at 1000%	$ 49,918

COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2001

Total aggregate indebtedness	$ 2,517
Percentage of aggregate indebtedness to net capital	5.02%

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2001

Morrison Investments, Inc., because of the limited nature of its operations, which places the corporation in the $5,000 capital category as per Rule 15c3-1, is exempt from Rule 15c3-3. The corporation has limited its activities to the representation of mutual funds, variable annuities, and limited partnerships. Individual securities will not be represented and the corporation does not hold funds or securities for, or owe money or securities to customers.

In our opinion, the conditions of the corporation's exemption were being complied with as of the audit date. No facts came to our attention to indicate that the exemption has not been complied with.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2001

Our audit for the year ended September 30, 2001 did not disclose any material inadequacies existing.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2001

Our audit for the year ended September 30, 2001 found no material differences existing between the Audited Computation on Net Capital and the broker/dealer's corresponding initial computation of Net Capital.